March 11, 2011

United States Securities and Exchange Commission

CF/AD 5

100 F Street N.E.

Washington, D.C. 20549-3561

Attn:  Beverly A. Singleton, Staff Accountant

Re:

Blugrass Energy Inc.

Item 4.01 Form 8-K

Filed March 1, 2011

File No. 0-54035

Ladies and Gentlemen:

On behalf of Blugrass Energy Inc.  (the “Company”), we submit this letter to you in response to your letter of March 3, 2011, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Item 4.01 Changes in Registrant’s Certifying Accountant

We note the disclosure that on February 23, 2011 you dismissed Madsen & Associates CPA’s, Inc., as your independent registered public accounting firm and have engaged a new independent registered public accounting firm.

1.

Please expand the disclosure in the third paragraph to also indicate whether or not there were any “reportable events” as defined under Item 304(a)(v) of Regulation S-K with Madsen & Associates CPA’s, Inc. during the most recent fiscal year and the subsequent interim period through the date of their dismissal.

As requested, the Company has revised the disclosure accordingly to report the absence of any reportable events during the relevant time periods.  The revised disclosure appears in the Company’s Form 8-K/A filed contemporaneously with this letter.

2.

Please file an Exhibit 16 letter from Madsen & Associates CPA’s, Inc. indicating whether they agree with your amended disclosures, and if not, stating the respects in which they do not agree with your disclosures.  This letter should be provided within ten business days after the initial filing of Item 4.01 Form 8-K.  Notwithstanding the ten business day period, the Exhibit 16 letter should be filed within 2 business days of receipt.  See Item 304(a)(3) of Regulation S-K.

As requested, the Exhibit 16 letter from Madsen & Associates CPA’s, Inc. appears as Exhibit 16.1 to the Company’s Form 8-K/A filed contemporaneously with this letter.

3.

Please amend the Item 4.01 Form 8-K disclosures in their entirety, as soon as practicable, to comply with the above comments.  Also, please file as nonpublic correspondence, a separate cover letter to us that addresses each of our comments above, indicating the resolution and any additional explanatory information you believe would be insightful to your response.

As requested, the Company has revised the Item 4.01 Form 8-K disclosures in their entirety, to comply with the above comments.  The revised disclosure appears in the Company’s Form 8-K/A filed contemporaneously with this letter.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Thank you for your assistance.

Sincerely,

SCHEEF & STONE, L.L.P.

/s/ Roger A. Crabb

Roger A. Crabb